Exhibit 99.1

Enerplus Announces Cash Dividend for May 2011

CALGARY, April 29 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce that a cash dividend in the amount of CDN$0.18 per share will be payable on May 20, 2011 to all shareholders of record on May 10, 2011. The ex-dividend date for this payment is May 6, 2011.

The CDN$0.18 per share dividend is equivalent to approximately US$0.19 per share if converted using a Canadian/US dollar exchange rate of 0.9542. The U.S. dollar equivalent dividend will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may be applicable.

Gordon J. Kerr

President & Chief Executive Officer

Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

%CIK: 0001126874

For further information:
please call 1-800-319-6462 or e-mail investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 06:00e 29-APR-11